

11017841

3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 4/367

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____ AND ENDING __12/31/10__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Du Pasquier and Co, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza
                                        (No. and Street)

New York   NY   10004
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT 212 624-3163
Christopher Moran
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia and Associates, CPA, Pa
                    (Name – if individual, state last, first, middle name)

375 Passaic Avenue, Suite 200 Fairfield, NJ 07004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

3/19

AFFIRMATION

I, Chris Moran, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2010 and supplemental schedules pertaining to du Pasquier & Co., Inc. as of December 31, 2010 are true and correct. I further affirm that neither the company nor any principal officer has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Date

_____
Title

Subscribed and Sworn to before me

on this ____ day of _____, 2011.

_____
Notary Public

FRANK GUTTILLA
Notary Public, State of New York
No. 01GU6041775
Qualified in Richmond County
Commission Expires May 15, 2014

DU PASQUIER & CO., INC.
(S.E.C. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****



DU PASQUIER & CO., INC.
(S.E.C. NO. 8-41367)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2010
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****

DU PASQUIER & CO., INC.

TABLE OF CONTENTS



375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
du Pasquier & Co., Inc.

We have audited the accompanying statement of financial condition of du Pasquier & Co., Inc. as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of du Pasquier & Co., Inc. at December 31, 2010 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia
& Associates, CPA, PA

Fairfield, NJ
February 25, 2011

ASSETS

Current Assets:

Cash and cash equivalents	$	837,828
Due from clearing broker		423,130
Marketable securities - at market value		214,770
Prepaid expenses		36,297
Prepaid income taxes		13,846
Deferred income tax benefit		39,896
Total current assets		1,565,767
Property and Equipment, net		8,743

Other Asset:

Advances on commissions	229,078
Other receivables	2,934
Security deposit	33,333
Total other assets	265,345
Total Assets	$ 1,839,855

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:

Accrued compensation payable	$	440,200
Accounts payable and other liabilities		206,465
Due to clearing broker		40,031
Total current liabilities		686,696

Commitments and Contingencies

Stockholder's Equity

Common stock, no par value; 200 shares authorized; 15 shares issued and outstanding	100,000
Additional paid in capital	200,000
Retained earnings	853,159
Total stockholder's equity	1,153,159
Total Liabilities and Stockholder's Equity	$ 1,839,855

See notes to the statement of financial condition.

Note A – Organization and Significant Accounting Policies

Nature of Business

du Pasquier & Co., Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company was formed in New York on June 12, 1991. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in mutual funds invested in money market sweep account funds and short-term foreign investments. Cash and cash equivalents, also includes cash held in foreign bank accounts in the amount of $338,158.

Excess Concentration

At December 31, 2010, the Company had cash and money market balances in excess of insured limits with various financial institutions. The amount in excess of insured balances was $585,315.

Securities Transactions

Agency transactions are cleared through Pershing LLC ("Pershing") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

Note A – Organization and Significant Accounting Policies (continued)

Income Taxes

The Company, with the consent of its shareholder, elected on August 1, 1999 under the Internal Revenue Code and applicable New York State statutes to be an S Corporation. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The provision for income taxes includes taxes owed to New York City.

Deferred Taxes

Deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax basis. Deferred tax liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences relate primarily to provisions established for unrealized gains on investments.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events were evaluated through February 25, 2011 which is the date the financial statements were available to be issued.

Valuation of Investments in Securities and Securities Sold Short at Fair Value-Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements"(SFAS No. 157), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability(i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Note A – Organization and Significant Accounting Policies (continued)

<u>Valuation of Investments in Securities and Securities Sold Short at Fair Value-Definition and Hierarchy (continued)</u>

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

At December 31, 2010, the Company has classified all of its securities owned at fair market value at Level 1 for SFAS No. 157 Fair Value Measurement purposes.

<u>Advances on Commissions</u>

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2010 the Company has outstanding advances in the amount of $229,078.

Note B – Marketable Securities

As of December 31, 2010, the Company owned 9,000 shares of NASDAQ common stock with a fair market value of $213,390 and a cost of $134,200. The total unrealized gain with respect to these securities at December 31, 2010 was $79,190. The Company also owned 345,000 shares of RSTK Cirmaker Technology Corp. common stock with a fair market value of $1,380 and a cost of $-0-. The total unrealized gain with respect to these securities at December 31, 2010 was $1,380.

Note C – Property and Equipment

Property and equipment consist of the following:

Office equipment	$ 57,347
Computer software	35,875
Furniture and fixtures	30,000
Computer equipment	5,336
	128,558
Less: accumulated depreciation	119,815
Property and equipment, net	$ 8,743

Note D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $706,204, which was $606,204 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.97 to 1.

Note E – Pension Plans

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2010.

Note F – Commitments and Contingencies

The Company occupies office space in Paris, France under a month-to-month lease.

The Company occupies office space in New York, NY under a month-to-month lease.

The Company uses Pershing to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by Pershing and interest on balances owed to Pershing. At times, the Company has significant money balances on deposit with Pershing.

Note G - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2010, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2010, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2010, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal, State and Local income tax returns prior to calendar year 2008 will be closed by statute on March 15, 2011.

Note I – Legal Settlement

The Company reached a settlement with a claimant group related to a 2004 transaction for which the Company acted as a placement agent. The Company entered into this settlement agreement for the purpose of avoiding risks and costs of further proceedings. As part of the $295,000 settlement, the Company took ownership of the placed investment which it holds at December 31, 2010 at a fair market value of $1,380.


375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973/808-8801
Fax 973/808-8804

To The Board of Directors
du Pasquier & Co., Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of du Pasquier & Co., Inc. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of du Pasquier & Co., Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 25, 2011.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Fairfield, New Jersey
February 25, 2011